January 17, 2025

Zack Arnold
Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

        Re: Infinity Natural Resources, Inc.
            Registration Statement on Form S-1
            Response Letter Dated January 14, 2025
            File No. 333-282502
Dear Zack Arnold:

       We have reviewed your letter of response and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Response Letter Dated January 14, 2025
Non-GAAP Financial Measures
Adjusted EBITDAX, page 27

1. Please tell us how the pro forma information for the year ended December 31, 2023, presented here is consistent with the pro forma amounts presented on page F-
       6. Specifically, the (gain) loss on derivative instruments under this heading is
       $(45,322) and $(46,477) on page F-6. Please revise or advise.
Use of Proceeds, page 72

2. Please disclose the number of newly issued INR Units that Registrant will receive in exchange for its contribution of the net proceeds from this offering. Also disclose the amount of net proceeds contributed will be used for general corporate purposes.
 January 17, 2025
Page 2
Capitalization, page 74

3. We refer you to the disclosure that an increase (decrease) of one million shares would increase (Decrease) additional paid-in capital, total stockholders equity, and total capitalization by approximately $14 million, $14 million, and $18.3 million, respectively. Please show us and expand the disclosures to explain your calculations.
Dilution, page 75

4. Please tell us how you determined your net tangible book value as of September 30,
       2024, after giving effect to your corporate reorganization, was $525.5 million and
       $11.52 per share. Revise your disclosures as necessary.
5. Please revise to disclose your dilution scenario if the underwriters exercise in full their option to purchase additional shares.
6. Please tell us how you calculated the impact from a $1.00 change in the assumed initial public offering price of $19.50 per share will impact net tangible book value after the offering by $0.21 per share and change the dilution to new investors in this offering by $0.79 per share.
Index to Financial Statements
Infinity Natural Resources, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30,
2024,
page F-4

7. We refer you to the transaction accounting adjustments (f) to Tax receivable agreement liability and (d) to Retained earnings on this page with no amounts presented. Please tell us if there are adjustment amounts that correspond with these references, and revise as applicable.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended
December 31, 2023, page F-6

8. We note inconsistencies between individual amounts presented in columns and their respective totals presented in the column under the heading Infinity Natural Resources
       Pro Forma. We refer you to the line items general and administrative, total operating expenses, income (Loss) before income taxes, net income (loss). Please revise the pro forma statement of operations to reconcile, as applicable.
9. Please revise adjustment (c) to explain in detail regarding IPO transaction adjustment to General and administrative expense of $3,250 presented here.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 1- Basis of Presentation and Description of Transactions, page F-7

10. We note your disclosure of the ownership structure after giving effect to this offering on page 15. Please expand disclosures under this heading to provide the number of newly issued INR Units to be allocated to existing owners of LLC interests in INR
       Holdings as part of the corporate reorganization and the newly issued INR Units that
       Registrant will receive in exchange for its contribution of the net proceeds from this offering. Disclose Registrant and Existing owners ownership percentage in INR
       Holdings.
 January 17, 2025
Page 3

11. We note that INR Holdings is determined to be a variable interest entity and that you will be the primary beneficiary of INR Holdings. Please revise to include disclosures required by ASC 810-10-50-3(c) and (d).
Note 4 - Transaction Accounting Adjustments, page F-10

12. We note in some instances, transactions described in these separately numbered footnotes have been combined into one adjustment presented on the pro forma financial statements. For example, in the pro forma balance sheet, we refer you to transaction accounting adjustments of $15,303 to cash and cash equivalents and
       $169,948 to additional paid-in capital. Expand the disclosure of your transaction accounting adjustments to separately identify each of the components, the related amounts where they are combined, and clearly explain all assumptions involved. Refer to Rule 11-02(a)(8) of Regulation S-X.
13. Tell us how the compensation expense of $119.9 million relating to accelerated vesting of Incentive Units described in adjustment (c) is reflected in pro Forma statement of operations. Revise your disclosures as necessary.
14. We note the adjustment (f) reflects pro forma income tax expense at an effective rate of 5%. Tell us and disclose how you determined effective income tax rate of 5% for the year ended December 31, 2023, and nine months ended September 30, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy
Levenberg at 202-551-3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Matthew R. Pacey, Esq.